Exhibit 97

CLAWBACK POLICY

The Board of Directors (the “Board”) of Perma-Fix Environmental Services, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

Section 1 – Administration

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so, designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

The Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

Section 2 – Definition

As used in this Policy, the following definitions shall apply:

●	“Accounting Restatement” means an accounting restatement of the Company’s financial statements that either:

a)	corrects an error in previously issued financial statements that is material to the previously issued financial statements (“Big R” restatement); or
b)	corrects errors that are not material to previously issued financial statements, but would result in a material misstatement if (1) the errors were left uncorrected in the current period, or (2) the error correction was recognized in the current period (“little r” restatement).

●	“Administrator” has the meaning set forth in Section 1 hereof.

●	“Covered Executive Officer(s)” means the Company’s current and former named executive officers, as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of a named executive officer for purpose of this Policy shall include each named executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K.

●	“Recoverable Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

●	A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return; revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (i.e., return on invested capital, return on assets); and earnings measures (e.g., earnings per share).

●	“Incentive-Based Compensation” includes any compensation, including cash and equity, which is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measures. Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable Financial Reporting Measure is attained, even if the payment or grant occurs after the end of that fiscal period. At the time of the approval of the Incentive-Based Compensation plan by the Company for a Covered Executive Officer, the Company shall identify to the Covered Executive, what, if any, portion of the Incentive-Based Compensation under the plan is based upon the attainment of any Financial Reporting Measure.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based purely on service to the Company (i.e., a time-vested award, including time-vesting stock options) or compensation which is awarded solely at the discretion of the Board, nor does it include compensation which is awarded based on subjective standards and strategic measures (i.e., completion of a merger).

Section 3 - Covered Executives; Incentive-Based Compensation

This policy applies to Incentive-Based Compensation received by a Covered Executive Officer (a) after beginning services as a Covered Executive Officer and (b) if that person served as a Covered Executive Officer at any time during the performance period for such Incentive-Based Compensation.

Section 4 – Time Period Covered by the Policy

This Policy applies to any Incentive-Based Compensation paid to a Covered Executive during any of the three (3) fiscal completed years immediately preceding the date the Company is required to restate its financial results (the “Clawback Period”), meaning the earlier of:

(a)	the date that the Company’s Board (or a Board committee ) concludes that the Company’s previously issued financial statements contain a material error; or

(b)	the date on which a court, regulator or other similarly authorized body causes the Company to restate its financial information to correct a material error.

Section 5 – Calculation and Recovery of Recoverable Awarded Compensation

The Recoverable Awarded Compensation under this Policy is “the amount of Incentive-Based Compensation received by the Covered Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement” (the “Recoverable Awarded Compensation”).

Applying this definition, after an Accounting Restatement, the Company will recalculate the applicable Financial Reporting Measure and the amount of Incentive-Based Compensation based thereon for the applicable period(s). The Company will determine whether, based on that Financial Reporting Measure as calculated relying on the original financial statements, a Covered Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated Financial Reporting Measure. The Recoverable Awarded Compensation will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.

If equity compensation is recoverable due to being granted to the Covered Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Covered Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

i.	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
ii.	if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Covered Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
iii.	if the Underlying Shares have been sold by the Covered Executive Officer, the Company will recover the proceeds received by the Covered Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Administrator will take such action as it deems appropriate, in its sole and absolute discretion, to “reasonably and promptly” recover the Recoverable Awarded Compensation unless:

●	the direct cost of recovery to third parties, including reasonable legal expenses and consulting fees, would exceed the amount of the Recoverable Awarded Compensation; or
●	the recovery would violate home-country law that was effective prior to the date the final rules are published in the Federal Register, and only if the issuer obtained an opinion of home-country counsel establishing that recovery would result in such violation; or
●	such recovery would jeopardize the qualified status of a tax-qualified retirement plan.

Section 6 – No indemnification of Covered Executive Officers

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive Officers that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive Officers against the loss of any Recoverable Awarded Compensation.

Section 7 - Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Section 8 – General

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of ) any right of repayment, forfeiture or right of offset against any Covered Executive Officer that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

Section 9 - Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.